04034174

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS

BY ELECTRONIC FILERS

Hauser, Inc.
Exact Name of Registrant as Specified in Charter

0000773723
Registrant CIK Number

Form 8-K FOR 6/29/04
Electronic Report, Schedule or Registration Statement of Which the Documents Are a Part (give period of report)

0-17174
SEC File Number, if available

JUN 29 2004

SIGNATURES

The Registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of El Segundo, State of California on the 21 day of June 2004.

HAUSER, INC.

By: [signature]

Name: Kenneth C. Cleveland

Title: President and Chief Executive Officer

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THIS MONTHLY OPERATING REPORT FOR THE MONTH ENDED MAY 31, 2004 IS BEING FILED IN PAPER FORMAT PURSUANT TO A CONTINUING HARDSHIP EXEMPTION

MONTHLY OPERATING REPORT

FOR THE MONTH ENDED MAY 31, 2004

OF

HAUSER, INC. AND ITS WHOLLY OWNED SUBSIDIARIES BOTANICALS INTERNATIONAL EXTRACTS, INC., HAUSER TECHNICAL SERVICES, INC. AND ZETAPHARM, INC.

COPY

Office of the United States Trustee

In re: Hauser, Inc. A Delaware Corporation Debtor Chapter 11 Case No: LA 03-18795-BB	**Debtor in Possession Interim Statement** Statement Number: 14 For the period- FROM: 5/1/2004 TO: 5/31/2004

CASH ACTIVITY ANALYSIS (Cash Basis Only)	General Account	Payroll Account	Tax Account
A. Total Receipts per all Prior Interim Statements	33,064,098	-	-
B. Less: Total Disbursements per all Prior Statements	32,393,454	-	-
C. Beginning Balance (A less B)	670,644	-	-
D. Receipts during Current Period (Describe each receipt; Attach Separate Listing if Necessary)			
5/4: Refund from ADP/ State of Colorado (payroll taxes withheld twice)	2,768		
5/7: Refund from UPS	73		
5/14: Collection from A/R collection agency	227		
5/19: Refund from VSP & ACT; El Segundo deposit return	4,705		
5/25: Refund from Quest International	1,378		
5/30: Interest Earned Trust Account	129		
From Detail Sheet "D"	-	-	-
TOTAL RECEIPTS THIS PERIOD (D):	9,279	-	-
E. Balance Available (C plus D)	679,923	-	-
F. Less: Disbursements during Current Period (Describe "date", "Check#", "Payee/Purpose"; Attach separate listing if needed)			
5/4: Advance to HTS	170,000		
From Detail Sheet "F"	88,769	-	-
TOTAL DISBURSEMENTS HIS PERIOD (F):	258,769	-	-
G. Ending Balance (E less F)	421,155	-	-

H. Depositories	Depository Name	Depository Location	Account Number
(1) General Account	Wells Fargo Bank - Los Angeles, CA		4945 063790
(3) Trust Account	Wells Fargo Bank - Los Angeles, CA		883-6148216
(4) Tax Account	none		

I. Other monies on hand (Specify type and location) (i.e. Certificates of Deposit, Petty Cash):

Type	Location	
Petty Cash	San Marino, CA	not to exceed $200
Petty Cash	Denver, CO	not to exceed $250

I, (Print Name:) Thomas W. Hanlon, Chief Financial Officer ,declare under penalty of perjury that the information contained in the above Debtor in Possession Interim Statement is true and complete to the best of my knowledge.

Dated: June 4, 2004

Debtor In Possession or Trustee Signature
Chief Financial Officer

Office of the United States Trustee

In re: Hauser, Inc.	
A Delaware Corporation	
	Debtor
Chapter 11 Case No:	LA 03-18795-BB

Debtor In Possession Interim Statement		
Statement Number:		14
For the period-		
	FROM:	5/1/2004
	TO:	5/31/2004

Date of Receipt	**Description**		**General Account**	**Payroll Account**	**Tax Account**
Hauser A/R	-				
BIE A/R	-				
TOTAL RECEIPTS on this page (Total will Automatically carry to p1)			0	-	-

Office of the United States Trustee

In re: Hauser, Inc. A Delaware Corporation Debtor	
Chapter 11 Case No:	LA 03-18795-BB

Debtor In Possession Interim Statement		
Statement Number:		14
For the period-		
	FROM:	5/1/2004
	TO:	5/31/2004

Date of Disbursement	Check Number	Payee	Purpose	General Account	Payroll Account	Tax Account
	See attached			88,769		
TOTAL DISBURSMENTS on this page (Total will automatically carry to p1)				88,769		

Hauser, Inc.
Debtor In Possession Interim Statement #14
May 1 to May 31, 2004
Detail Sheet F; Cash Disbursements

	Check No.	Check Date	Vendor Name	Hauser	BIE	Amount	Description	Category
1	001324	5/4/2004	KENNETH CLEVELAND & ASSOC	4,000		4,000	Executive Management Services	Payroll
2	001325	5/4/2004	J. E. FADLEY	2,930		2,930	Professional Management Services	Payroll
3	001327	5/4/2004	VOID	-		-	Void	Void
4	001328	5/4/2004	VOID	-		-	Void	Void
5	005312	5/6/2004	ACORDIA	8,500		8,500	Liability Ins, 4/30/04-4/30/05	Insurance
6	005313	5/6/2004	AICCO	5,106		5,106	CRO General Liability Pmt	Insurance
7	005314	5/6/2004	KATHLEEN ATKINSON	1,208		1,208	Accounting Consulting	Payroll
8	005315	5/6/2004	ROBERT BUCK	881		881	Accounting Consulting	Payroll
9	005316	5/6/2004	THOMAS HANLON ASSOCIATES	2,704		2,704	Executive Management Services	Payroll
10	005317	5/6/2004	THOMAS HANLON	76		76	Expense Reimbursement	All Other Expenses
11	005318	5/6/2004	JEAN PAULSON-KISLESKY	713		713	HR Consulting	Payroll
12	005319	5/6/2004	STATE OF CA	25		25	Annual Statement of Info	All Other Expenses
13	005320	5/6/2004	STATE OF CO	25		25	Annual Statement of Info	All Other Expenses
14	005321	5/6/2004	US TRUSTEE PROGRAM	5,000		5,000	Qtr 1 Pmt, Hauser	All Other Expenses
15	005322	5/6/2004	US TRUSTEE PROGRAM	1,250		1,250	Qtr 1 Pmt, BIE	All Other Expenses
16	005323	5/6/2004	US TRUSTEE PROGRAM	250		250	Qtr 1 Pmt, ZetaPharm	All Other Expenses
17	005324	5/12/2004	KATHLEEN ATKINSON	1,111		1,111	Accounting Consulting	Payroll
18	005325	5/12/2004	KATHLEEN ATKINSON	78		78	Expense Reimbursement	All Other Expenses
19	005326	5/12/2004	AT&T	45		45	Cell Phone for R Buck	All Other Expenses
20	005327	5/12/2004	ROBERT BUCK	1,069		1,069	Accounting Consulting	Payroll
21	005328	5/12/2004	KENNETH CLEVELAND ASSOCIATES	4,000		4,000	Executive Management Services	Payroll
22	005329	5/12/2004	DUANE COWGER	500		500	IT Consulting	Payroll
23	005330	5/12/2004	J. E. FADLEY	2,930		2,930	Professional Management Services	Payroll
24	005331	5/12/2004	THOMAS HANLON ASSOCIATES	2,704		2,704	Executive Management Services	Payroll
25	005332	5/12/2004	SBC	222		222	Telephone for El Segundo	All Other Expenses
26	005333	5/12/2004	BDO SEIDMAN, LLP	5,912		5,912	Audit for HP 401K Plan	All Other Expenses
27	005334	5/12/2004	HTS	3,498		3,498	IT Service	All Other Expenses
28	005335	5/12/2004	METRIX	1,990		1,990	Environmental Site Assessment	All Other Expenses
29	005336	5/12/2004	JEAN PAULSON-KISLESKY	788		788	HR Consulting	Payroll
30	005337	5/12/2004	POSTAL PRIVILEGE	50		50	Postage, CA	All Other Expenses
31	6000	5/13/2004	VOID	-		-	Void	Void
32	6001	5/13/2004	VOID	-		-	Void	Void
33	6002	5/13/2004	VOID	-		-	Void	Void
34	6003	5/13/2004	VOID	-		-	Void	Void
35	6004	5/13/2004	VOID	-		-	Void	Void
36	6005	5/13/2004	VOID	-		-	Void	Void
37	6006	5/13/2004	VOID	-		-	Void	Void
38	6007	5/13/2004	VOID	-		-	Void	Void
39	6008	5/13/2004	VOID	-		-	Void	Void
40	6009	5/13/2004	VOID	-		-	Void	Void
41	6010	5/13/2004	VOID	-		-	Void	Void
42	6011	5/13/2004	VOID	-		-	Void	Void

Hauser, Inc.
Debtor In Possession Interim Statement #14
May 1 to May 31, 2004
Detail Sheet F; Cash Disbursements

	Check No.	Check Date	Vendor Name	Hauser	BIE	Amount	Description	Category
43	6012	5/13/2004	VOID	-		-	Void	Void
44	6013	5/13/2004	VOID	-		-	Void	Void
45	6014	5/13/2004	VOID	-		-	Void	Void
46	6015	5/13/2004	VOID	-		-	Void	Void
47	6016	5/13/2004	VOID	-		-	Void	Void
48	6017	5/13/2004	VOID	-		-	Void	Void
49	6018	5/13/2004	VOID	-		-	Void	Void
50	6019	5/13/2004	VOID	-		-	Void	Void
51	6020	5/19/2004	AMERIGAS	522		522	Gas Cylinders Pick-Up/Cylinder charge	All Other Expenses
52	6021	5/19/2004	BAY 4 CAPITAL	3,000		3,000	Phone Lease	All Other Expenses
53	6022	5/19/2004	CO DEPT OF PUBLIC HEALTH	551		551	Annual Emissions Fee	All Other Expenses
54	6023	5/19/2004	J. E. FADLEY	2,930		2,930	Professional Management Services	Payroll
55	6024	5/19/2004	JEAN PAULSON-KISLESKY	563		563	HR Consulting	Payroll
56	6025	5/19/2004	JEFF FADLEY	150		150	Expense Reimbursement	All Other Expenses
57	6026	5/19/2004	KATHLEEN ATKINSON	1,033		1,033	Accounting Consulting	Payroll
58	6027	5/19/2004	KENNETH CLEVELAND ASSOCIATES	4,000		4,000	Executive Management Services	Payroll
59	6028	5/19/2004	ROBERT BUCK	1,369		1,369	Accounting Consulting	Payroll
60	6029	5/19/2004	VOID	-		-	Void	Void
61	6030	5/19/2004	VOID	-		-	Void	Void
62	6031	5/19/2004	THOMAS HANLON	28		28	Expense Reimbursement	All Other Expenses
63	6032	5/19/2004	VOID	-		-	Void	Void
64	6033	5/19/2004	THOMAS HANLON ASSOCIATES	2,704		2,704	Executive Management Services	Payroll
65	6034	5/26/2004	VOID	-		-	Void	Void
66	6035	5/26/2004	IRON MOUNTAIN	84		84	May Records Mgnt	All Other Expenses
67	6036	5/26/2004	J. E. FADLEY	2,930		2,930	Professional Management Services	Payroll
68	6037	5/26/2004	JEAN PAULSON-KISLESKY	750		750	HR Consulting	Payroll
69	6038	5/26/2004	KATHLEEN ATKINSON	1,610		1,610	Accounting Consulting	Payroll
70	6039	5/26/2004	KENNETH CLEVELAND ASSOCIATES	4,000		4,000	Executive Management Services	Payroll
71	6040	5/26/2004	ROBERT BUCK	956		956	Accounting Consulting	Payroll
72	6041	5/26/2004	SBC	20		20	El Segundo Phone - final billing	All Other Expenses
73	6042	5/26/2004	THOMAS HANLON ASSOCIATES	2,704		2,704	Executive Management Services	Payroll
74	6043	5/26/2004	DUANE COWGER	200		200	IT Consulting	Payroll
75	ED0507B	5/7/2004	INTUIT	280		280	QuickBooks Check Order	All Other Expenses
76	ED0514	5/14/2004	UNITED PARCEL SERVICE	69		69	Shipping Expense	All Other Expenses
77	ED0520	5/20/2004	WELLS FARGO	590		590	Client Analysis Service Charge	All Other Expenses
78	ED0521	5/21/2004	UNITED PARCEL SERVICE	83		83	Shipping Expense	All Other Expenses
79	ED0528	5/2282004	UNITED PARCEL SERVICE	81		81	Shipping Expense	All Other Expenses
				88,769	-	88,769		

In re: Hauser Technical Services, Inc.	
A Delaware Corporation	
	Debtor
Chapter 11 Case No:	LA 03-18798-BB

RECEIVED

Debtor in Possession Interim Statement		
Statement Number:		14
For the period-		
	FROM:	May 1, 2004
	TO:	May 31, 2004

CASH ACTIVITY ANALYSIS (Cash Basis Only)			General Account	Payroll Account	Tax Account
A. Total Receipts per all Prior Interim Statements			5,382,213	-	-
B. Less: Total Disbursements per all Prior Statements			5,372,620	-	-
C. Beginning Balance (A less B)			9,593	-	-
D. Receipts during Current Period (Describe each receipt; Attach Separate Listing if Necessary)					
5-03-04 - Customer Receipts			25,407		
5-04-04 - Advance from Hauser, Inc.			170,000		
5-09-04 - Customer Receipts			3,255		
5-11-04 - Customer Receipts			22,766		
5-14-04 - Customer Receipts			19,263		
5-18-04 - Customer Receipts			6,495		
5-18-04 - Customer Receipts			40,685		
5-21-04 - Customer Receipts			3,379		
5-25-04 - Customer Receipts			1,450		
5-26-04 - Customer Receipts			3,875		
5-27-04 - Customer Receipts			4,901		
5-28-04 - Customer Receipts			84,000		
From Detail Sheet "D"					
TOTAL RECEIPTS THIS PERIOD (D):			385,476	-	-
E. Balance Available (C plus D)			395,069	-	-
F. Less: Disbursements during Current Period (Describe "date", "Check#", "Payee/Purpose"; Attach separate listing if needed)					
From Detail Sheet "F"			308,173	-	-
TOTAL DISBURSEMENTS THIS PERIOD (F):			308,173	-	-
G. Ending Balance (E less F)			86,896	-	-

H. Depositories	Depository Name	Depository Location	Account Number
(1) General Account	Wells Fargo Bank - Los Angeles, CA		4945 063840
(2) Payroll Account	Wells Fargo Bank - Los Angeles, CA		4945 086361
(3) Tax Account	none		

I. Other monies on hand (Specify type and location) (i.e. Certificates of Deposit, Petty Cash):

Type	Location	
Petty Cash	Denver, CO	Not to exceed $1,000

I, (Print Name:) Thomas W. Hanlon, Secretary / Treasurer ,declare under penalty of perjury that the information contained in the above Debtor in Possession Interim Statement is true and complete to the best of my knowledge.

Dated: June 4, 2004

Thomas W Hanlon

Debtor In Possession or Trustee Signature
Secretary / Treasurer

In re: Hauser Technical Services, Inc.	Debtor ossession Interim Statement
A Delaware Corporation	Statement Number: 14
	For the period:
Debtor	FROM: 5/1/2004
Chapter 11 Case No: LA 03-18798-BB	TO: 5/31/2004

Date of Disbursement	Check Number	Payee	Purpose	General Account	Payroll Account	Tax Account
5/5/2004	12567	6800 Broadway Business Center, LLC	May Clear Creek Rent	24,400		
5/5/2004	12568	Woodspear Properties	May Gunbarrel Rent	17,116		
5/6/2004	12569	Payroll - Final Check	Payroll & Payroll Taxes	7,741		
5/6/2004	12570	Void - Misprint	0	0		
5/6/2004	12571	Ace Glass, Inc.	Other	122		
5/6/2004	12572	Advanced Trailer Leasing 004	Other	134		
5/6/2004	12573	Aetna (Dental)	May Dental Insurance Premium	2,562		
5/6/2004	12574	Airgas Dry Ice	Other	334		
5/6/2004	12575	AT&T Wireless Services	Other	90		
5/6/2004	12576	Attentive Action, Inc.	April Cleaning Service/Clear Creek	1,314		
5/6/2004	12577	Biopharma Compliance Services, LLC	Contract Project Services	3,200		
5/6/2004	12578	Biotest Diagnostics Corporation	Other	197		
5/6/2004	12579	Cleaning Service	Gunbarrel Cleaning Service	350		
5/6/2004	12580	Cole-Parmer Instrument Co.	Other	183		
5/6/2004	12581	Corporate Express	Other	268		
5/6/2004	12582	CRC Press I LLC	Dictionary of Natural Products Subscripti	1,730		
5/6/2004	12583	Cynthia S. Thompson	Mileage	31		
5/6/2004	12584	David Dunn	Mileage	158		
5/6/2004	12585	Denver Reserve	Monthly Service Fee	77		
5/6/2004	12586	Federal Express	Freight	859		
5/6/2004	12587	Hauser (Microbac)	Analytical Lab Services	3,610		
5/6/2004	12588	Inland Vacuum Industries	Other	65		
5/6/2004	12589	Janelle Bailey	Lab Supplies	36		
5/6/2004	12590	Jefferson Pilot Financial Insurance Co.	May Life Insurance Premium	820		
5/6/2004	12591	Kinderwater Environmental	Environmental Consulting Services	280		
5/6/2004	12592	Melissa Varner	Eli Lilly marketing lunch	48		
5/6/2004	12593	Quantum Analytics	Other	355		
5/6/2004	12594	QWEST - 023B (was 179B)	Other	164		
5/6/2004	12595	QWEST - 146B (was 421B)	Other	308		
5/6/2004	12596	Qwest - 922B (was 612B)	Other	47		
5/6/2004	12597	Qwest 231B	Phone Service/Clear Creek	965		
5/6/2004	12598	Sean Garrett	Batteries & Mileage	110		
5/6/2004	12599	Sigma-Aldrich	Chemicals	538		
5/6/2004	12600	Spectrum Chemicals & Laboratory Products	Other	39		
5/6/2004	12601	Top Hat Supply Company	Janitorial Supplies	336		
5/6/2004	12602	Tri-R Systems, Inc.	Other	58		
5/6/2004	12603	U.S. Trustee	1st Qtr 2004 Chapter 11 fees	5,000		
5/6/2004	12604	UDI, The Sandwichman	Other	154		
5/6/2004	12605	V W R Scientific, Inc.	Lab equipment & supplies	1,710		
5/6/2004	12606	Vision Service Plan	May Vision Insurance Premium	186		
5/12/2004	12607	Agilent Technologies	Column for Project	795		
5/12/2004	12608	Airgas Dry Ice	Other	140		
5/12/2004	12609	Aramark	Other	180		
5/12/2004	12610	Federal Express	Other	471		
5/12/2004	12611	Full Spectrum Analytics, Inc.	Monthly Service Contract	5,854		
5/12/2004	12612	GE Capital	Personal prop tax on leased copier	27		
5/12/2004	12613	Inland Vacuum Industries	Other	130		
5/12/2004	12614	Jackie L. Nelson	Mileage	43		
5/12/2004	12615	Jeol USA, Inc.	Monthly Service Contract	1,560		
5/12/2004	12616	Kathy Granillo	Office Supplies	42		
5/12/2004	12617	Linweld, Inc.	Other	95		
5/12/2004	12618	Mile Hi Culligan Water, Inc.	Other	155		
5/12/2004	12619	Motion Telecom, Inc (was Univance)	Other	188		
5/12/2004	12620	Mtech	Equipment Repair	2,358		

In re: Hauser Technical Services, Inc.
A Delaware Corporation

Debtor

Chapter 11 Case No: LA 03-18798-BB

Debtor in Possession Interim Statement
Statement Number: 14
For the period:
FROM: 5/1/2004
TO: 5/31/2004

Date of Disbursement	Check Number	Payee		Purpose	General Account	Payroll Account	Tax Account
5/12/2004	12621	Office Depot - Void		Void	0		
5/12/2004	12622	QA Balance Services, Inc.		Instrument Calibration	1,417		
5/12/2004	12623	QWEST - 564B (was 701B)		Other	50		
5/12/2004	12624	Qwest 230M		Other	139		
5/12/2004	12625	Qwest 692B (was 723B)		Gunbarrel Phone Service	942		
5/12/2004	12626	RDH, Inc		Supplies for Project	502		
5/12/2004	12627	Super Tech Filter Corp		Other	68		
5/12/2004	12628	Todd Klimkowsky		Mileage & Supplies	137		
5/12/2004	12629	Waste Management of Denver		Waste Pickup	55		
5/12/2004	12630	Waters Corporation		Monthly Service Contract	2,685		
5/20/2004	12631	bioMERIEUX VITEK, INC.		Other	92		
5/20/2004	12632	Biopharma Compliance Services, LLC		Contract Project Services	2,880		
5/20/2004	12633	CGLIC-Phoenix EASC		May Medical Insurance Premium	29,389		
5/20/2004	12634	GE Capital		Copier Leases	589		
5/20/2004	12635	Industrial Chemicals Corporation		Alcohol for Project	1,015		
5/20/2004	12636	Industrial Container Services		Other	305		
5/20/2004	12637	INFOTRAC, Inc.		Emergency Hazmat Notification Service	370		
5/20/2004	12638	Mtech		Building Maintenance	696		
5/20/2004	12639	Polymer Laboratories, Inc.		Column for Project	1,195		
5/20/2004	12640	QWEST - 469B		Other	387		
5/20/2004	12641	RDH, Inc		Other	238		
5/20/2004	12642	Restek Corporation		Other	126		
5/20/2004	12643	USFilter		Other	210		
5/20/2004	12644	W W Grainger, Inc.		Other	93		
5/20/2004	12645	Xcel Energy (Clear Creek)		Clear Creek April Utilities	9,502		
5/20/2004	12646	Xcel Energy (Gunbarrel)		Gunbarrel April Utilities	1,633		
5/27/2004	12647	Denver Reserve		Payroll Deductions/fees	1,953		
5/27/2004	12648	HAZMATPAC		Other	258		
5/3/2004	Wire Trnsf	Putnam Transfer (401k)		401 K Deposit	5,733		
5/13/2004	Wire Trnsf	Putnam Transfer (401k)		401 K Deposit	5,796		
5/30/2004	Wire Trnsf	Putnam Transfer (401k)		401 K Deposit	5,771		
5/15/2004	Wire Trnsf	Payroll 5-13 - Direct Deposit		Payroll & Payroll Taxes	40,738		
5/15/2004	Pyrl Cks	Payroll 5-13 - Taxes		Payroll & Payroll Taxes	24,690		
5/15/2004	Wire Trnsf	Payroll 5-13 - Checks		Payroll & Payroll Taxes	9,529		
5/26/2004	Wire Trnsf	Payroll 5-27 - Direct Deposit		Payroll & Payroll Taxes	40,035		
5/26/2004	Wire Trnsf	Payroll 5-27 - Taxes		Payroll & Payroll Taxes	20,685		
5/27/2004	Wire Trnsf	Payroll 5-27 - Checks		Payroll & Payroll Taxes	9,456		
5/7/2004	Wire Trnsf	ADP Processing Fee		Payroll Processing Fee	218		
5/14/2004	Wire Trnsf	ADP Processing Fee		Payroll Processing Fee	139		
5/21/2004	Wire Trnsf	ADP Processing Fee		Payroll Processing Fee	208		
4/20/2004	Acnt Trnsf	Wells Fargo	#	Bank Fee	516		
TOTAL DISBURSMENTS on this page: (Total will automatically carry to p1)					308,173	0	0

Office of the United States Trustee

In re: Botanicals International Extracts Inc. A Delaware Corporation Debtor Chapter 11 Case No: LA 03-18788-BB	**Debtor In Possession Operating Report** Report Number: 14 For the period FROM: May 1, 2004 TO: May 31, 2004

1. Profit and Loss Statement (Accrual Basis Only)

A. Related in Business Operations:				
INCOME				
Gross Sales				
(Sales Returns and Discounts)				
Net Sales				
Beginning Inventory at Cost				
Add: Purchases				
Less: Ending Inventory at Cost				
Cost of Goods Sold				
Gross Profit				
Other Operating Revenues - Rentals				
Total Income				
EXPENSES				
Officer Compensation				
Salaries and Wages - Other Employees				
Employee Benefits and Pensions				
Total Employee wages, benefits, and pensions				
Payroll Taxes				
Real Estate Taxes				
Federal and State Income Taxes				
Total Taxes				
Rent and Lease Exp. (Real and Personal Property)				
Interest Expense (Mortgage, Loan, etc.)				
Insurance				
Automobile Expense				
Utilities (Gas. Electricity, Water, Telephone, etc.)				
Depreciation and Amortization				
Repairs and Maintenance				
Advertising				
Supplies, Office Expenses, Photocopies, etc.				
Bad Debts				
Miscellaneous Operating Expenses (See Attached)				
Total other operating costs & Expenses				
Total Operating Expenses				
Net Gain/Loss from Business Operations				
B. Not Related to Business Operations:				
INCOME				
Interest Income				
Other Non-Operating Revenues (Specify)				
Gross Proceeds on Sale of Assets				
Less: Original Cost of Assets plus Expenses of Sale				
Net Gain/Loss on Sale of Assets				
Total Non-Operating Income				
EXPENSES				
Legal and Professional Fees (Specify)				
Other Non-Operating Expenses (Specify)				
Total Non-Operating Expenses				
Net Gain/Loss Not from Business Operations				
NET INCOME / LOSS FOR PERIOD				

See Attached Sheet

2. Aging of Accounts Payable and Accounts Receivable*

*exclude pre-petition accounts payable

	Accounts Payable	Accounts Receivable
Current - Under 30 Days	-	-
Overdue - 31 - 60 Days	-	-
Overdue - 61 - 90 Days	-	-
Overdue - 91 - 120 Days	67	-
Overdue - Over 121 Days	251	414,290
TOTAL	318	414,290

3. Statement of Status of Payments to Secured Creditors and Lessors:

				Post-Petition Payments Not Made*	
Creditor/Lessor	Frequency of Payments per Contract/Lease (I.e. mo/qtr)	Amount of Each Payment	Next Payment Due	Number	Amount

* Explanation for Non-Payment: ______________________________

4. Tax Liability:

Gross Payroll Expense for Period: N/A

Gross Sales Subject to Sales Tax for Period: N/A

Type of Tax	Date Paid	Amount Paid*	Post-Petition Taxes Still Owing
Federal Payroll and Withholding Taxes			N/A
State Payroll and Withholding Taxes			N/A
State Sales and Use Taxes			-
Real Property Taxes			-

* Attach photocopies of depository receipts from taxing authorities or financial institutions to verify that such deposits or payments have been made.

5.Insurance Coverage:

Type of Insurance	Carrier/Agent Name	Amount Of Coverage	Policy Expiration Date	Premium Paid Through Date
Workers' Compensation				
Liability				
Fire and Extended Coverage				
Property				
Theft				
Life (list beneficiary)				
Vehicle				
Other (specify)				

Please see attachment for insurance coverage

Type of Insurance	Carrier/Agent Name	Amount Of Coverage	Policy Expiration Date	Premium Paid Through Date
Workers' Compensation	Wausau Insurance/Acordia	$1MM/$1MM/$1MM	4/1/2005	4/1/2005
California	Incl			
Colorado	Incl			
Liability				
HTS	Evanston Insurance/Acordia	$1MM	2/15/2005	6/15/2004
Hauser Longmont	Nautilus/Acordia	$1MM	cancelled	
Hauser El Segundo	Essex Insurance	$1MM	cancelled	
Property	St. Paul/Acordia	See Below	6/1/2005	7/1/2004
Real Property	St. Paul/Acordia	1,618,532	"	"
Personal Property	St. Paul/Acordia	6,508,698	"	"
Machinery	St. Paul/Acordia	9,654,327	"	"
Business Income	St. Paul/Acordia	1,100,000	"	"
Property of Others	St. Paul/Acordia	985,177	"	"
Theft-Money	St. Paul/Acordia	10,000	"	"
Life (list beneficiary)				
Vehicle	St. Paul/Acordia	1,000,000	6/1/2005	7/1/2004
California	No Autos			
Other	1 vehicle in CO			
Other (specify)				
Flood & Earthquake (DIC)	Mt.Hawley/Great American/Greenwich Insurance Co/Acordia		cancelled	
D&O	XL Specialty/Acordia	10,000,000	11/1/2009	11/1/2009
Excess	St. Paul/Acordia	5,000,000	cancelled	
Employment Practices Liabili	Hudson Insurance/Acordia	1,000,000	11/1/2004	11/1/2004
Cargo	St. Paul/Acordia	1,000,000	cancelled	
Foreign Liability	St. Paul/Acordia	2,000,000	cancelled	
Fiduciary	Chubb/Acordia	1,000,000	4/30/2005	4/30/2005
Crime/Employee Dishonesty	St. Paul/Acordia	200,000	6/1/2005	7/1/2004

6. Questions:

A. Has the Debtor in Possession provided compensation to any officers, directors, shareholders, or other principals without the approval of the Office of the United States Trustee?

	YES (Explain:)
X	NO

Has the Debtor in Possession, subsequent to the filing of the petition, made any payments on its pre-petition unsecured debt except as have been authorized by the Court?

	YES (Explain:)
X	NO

7. Statement of Unpaid Professional Fees (Post-Petition Amounts only).

Name of Professional	Type of Professional (Attorney, accountant, etc.)	Total Post-Petition Amount Unpaid
Unpaid Professional Fees are listed in		
Hauser, Inc.'s Operating Report		

8. Narrative Report of Significant Events and Events out of the Ordinary Course of Business*

*(Attach separate sheet if necessary) Please use this area for comments regarding the operation of the chapter 11 debtor

None

9. Quarterly Fees*

**This Fee must be paid to the United States Trustee every calendar quarter*

Quarterly Period Ending	Total Disbursements for Quarter	Quarterly Fee	Date Paid	Amount Paid	Check Number	Quarterly Fee Still Owing
6/30/2003	None	$ 250	8/1/2003	$ 250	3902	$ -
9/30/2003	5,332,810	$ 250	11/20/2003	$ 250	4690	$ -
9/30/2003	5,332,810	$ 7,750	12/29/2003	$ 7,750	4888	$ -
12/31/2003	9,581,934	$ 12,000	2/26/2004	$ 12,000	5165	$ -
3/31/2004	202,506	$ 1,250	5/5/2004	$ 1,250	5322	$ -

I, (Name/Title:) Thomas W. Hanlon, Secretary / Treasurer ,declare under penalty of perjury that the information contained in the above Debtor in Possession Operating Report is true and complete to the best of my knowledge

Dated: June 12, 2004

Debtor in Possession or Trustee
Secretary/Treasurer

Botanicals International Extracts, Inc.
May 31, 2004
(dollars in thousands)

	Current Month Actual	One Month Ended Year-to-date Actual
Sales	180	360
Cost of Sales	-	-
Gross margin	180	360
Sales and marketing	-	-
G & A expenses	-	-
Total	-	-
Contribution	180	360
Corporate Services	-	-
Operating income (loss)	180	360
Interest expense	-	-
Profit (Loss) before Other Income (Expense) & Discontinued Operation	180	360
Gain/(Loss) on Disposal of Assets		
Chapter 11 Reorganization Costs	-	-
Profit (loss) before tax	180	360
Income taxes	-	-
Net income (loss)	180	360

Miscellaneous Operating Expenses		
Total Miscellaneous Operating Expenses		

Legal and Professional Fees		
Total Legal and Professional Fees		

Other Non-Operating Expenses

Total Other Non-Operating Expenses		

COPY

Office of the United States Trustee

In re: Hauser Inc. A Delaware Corporation Debtor Chapter 11 Case No: LA 03-18795-BB	**Debtor In Possession Operating Report** Report Number: 14 For the period- FROM: May 1, 2004 TO: May 31, 2004

1. Profit and Loss Statement (Accrual Basis Only)

A. Related in Business Operations:				
INCOME				
Gross Sales				
(Sales Returns and Discounts)				
Net Sales				
Beginning Inventory at Cost				
Add: Purchases				
Less: Ending Inventory at Cost				
Cost of Goods Sold				
Gross Profit				
Other Operating Revenues - Rentals				
Total Income				
EXPENSES				
Officer Compensation				
Salaries and Wages - Other Employees				
Employee Benefits and Pensions				
Total Employee wages, benefits, and pensions				
Payroll Taxes				
Real Estate Taxes				
Federal and State Income Taxes				
Total Taxes				
Rent and Lease Exp. (Real and Personal Property)				
Interest Expense (Mortgage, Loan, etc.)				
Insurance				
Automobile Expense				
Utilities (Gas. Electricity, Water, Telephone, etc.)				
Depreciation and Amortization				
Repairs and Maintenance				
Advertising				
Supplies, Office Expenses, Photocopies, etc.				
Bad Debts				
Miscellaneous Operating Expenses (See Attached)				
Total other operating costs & Expenses				
Total Operating Expenses				
Net Gain/Loss from Business Operations				
B. Not Related to Business Operations:				
INCOME				
Interest Income				
Other Non-Operating Revenues (Specify)				
Gross Proceeds on Sale of Assets				
Less: Original Cost of Assets plus Expenses of Sale				
Net Gain/Loss on Sale of Assets				
Total Non-Operating Income				
EXPENSES				
Legal and Professional Fees (Specify)				
Other Non-Operating Expenses (Specify)				
Total Non-Operating Expenses				
Net Gain/Loss Not from Business Operations				
NET INCOME / LOSS FOR PERIOD				

See Attached Sheet

2. Aging of Accounts Payable and Accounts Receivable*
*exclude pre-petition accounts payable

	Accounts Payable	Accounts Receivable
Current - Under 30 Days	3,071	30,000
Overdue - 31 - 60 Days	-	-
Overdue - 61 - 90 Days	(4,906)	-
Overdue - 91 - 120 Days	-	15,165
Overdue - Over 121 Days	3,197	369,169
TOTAL	1,362	414,334

3. Statement of Status of Payments to Secured Creditors and Lessors:

				Post-Petition Payments Not Made*	
Creditor/Lessor	Frequency of Payments per Contract/Lease (I.e. mo/qtr)	Amount of Each Payment	Next Payment Due	Number	Amount
GE Capital	Monthly	198	2/12/2004	1	198
Bay 4 Capital	Monthly	1,000	5/15/2004		

* Explanation for Non-Payment:
The Hauser equipment under the GE Capital lease has been returned and we are awaiting a final reconcilliation of amounts due.

4. Tax Liability:
Gross Payroll Expense for Period:
Gross Sales Subject to Sales Tax for Period: N/A

Type of Tax	Date Paid	Amount Paid*	Post-Petition Taxes Still Owing
Federal Payroll and Withholding Taxes	None		
State Payroll and Withholding Taxes	None		
State Sales and Use Taxes	None		291
Real Property Taxes			

* Attach photocopies of depository receipts from taxing authorities or financial institutions to verify that such deposits or payments have been made.

5.Insurance Coverage:

Type of Insurance	Carrier/Agent Name	Amount Of Coverage	Policy Expiration Date	Premium Paid Through Date
Workers' Compensation				
Liability				
Fire and Extended Coverage				
Property				
Theft				
Life (list beneficiary)				
Vehicle				
Other (specify)				

Please see attachment for insurance coverage

6. Questions:

A. Has the Debtor in Possession provided compensation to any officers, directors, shareholders, or other principals without the approval of the Office of the United States Trustee?

	YES (Explain:)
X	NO

Has the Debtor in Possession, subsequent to the filing of the petition, made any payments on its pre-petition unsecured debt except as have been authorized by the Court?

	YES (Explain:)
X	NO

7. Statement of Unpaid Professional Fees (Post-Petition Amounts only).

Name of Professional	Type of Professional (Attorney, accountant, etc.)	Total Post-Petition Amount Unpaid
Stutman, Treister & Glatt	Attorney	$ 908,000
Kaye Scholer LLP	Attorney	$ 422,000
Peitzman, Glassman, Weg & Kempinsky LLP	Attorney	$ 47,000
Hogan & Hartson, LLP	Attorney	$ 97,000
BDO Seidman	Accountant	$ 10,000
Deloitte & Touche LLP	Accountant	$ 56,000
FTI	Accountant	$ 50,000
Willkie Farr & Gallagher	Attorney	$ 99,000

8. Narrative Report of Significant Events and Events out of the Ordinary Course of Business*

*(Attach separate sheet if necessary) Please use this area for comments regarding the operation of the chapter 11 debtor

9. Quarterly Fees*

*This Fee must be paid to the United States Trustee every calendar quarter

Quarterly Period Ending	Total Disbursements for Quarter	Quarterly Fee	Date Paid	Amount Paid	Check Number	Quarterly Fee Still Owing
6/30/2004	6,997,191	$ 10,000	8/7/2003	$ 10,000	3946	$ -
9/30/2004	3,108,371	$ 10,000	11/6/2003	$ 10,000	4630	$ -
12/31/2004	3,447,790	$ 6,000	2/26/2004	$ 6,000	5161	$ -
3/31/2004	1,185,120	$ 5,000	5/5/2004	$ 5,000	5321	$ -

I, (Name/Title:) Thomas W. Hanlon, Chief Financial Officer ,declare under penalty of perjury that the information contained in the above Debtor in Possession Operating Report is true and complete to the best of my knowledge

Dated: June 12, 2004

Debtor In Possession or Trustee
Chief Financial Officer

Type of Insurance	Carrier/Agent Name	Amount Of Coverage	Policy Expiration Date	Premium Paid Through Date
Workers' Compensation	Wausau Insurance/Acordia	$1MM/$1MM/$1MM	4/1/2005	4/1/2005
California	Incl			
Colorado	Incl			
Liability				
HTS	Evanston Insurance/Acordia	$1MM	2/15/2005	6/15/2004
Hauser Longmont	Nautilus/Acordia	$1MM	cancelled	
Hauser El Segundo	Essex Insurance	$1MM	cancelled	
Property	St. Paul/Acordia	See Below	6/1/2005	7/1/2004
Real Property	St. Paul/Acordia	1,618,532	"	"
Personal Property	St. Paul/Acordia	6,508,698	"	"
Machinery	St. Paul/Acordia	9,654,327	"	"
Business Income	St. Paul/Acordia	1,100,000	"	"
Property of Others	St. Paul/Acordia	985,177	"	"
Theft-Money	St. Paul/Acordia	10,000	"	"
Life (list beneficiary)				
Vehicle	St. Paul/Acordia	1,000,000	6/1/2005	7/1/2004
California	No Autos			
Other	1 vehicle in CO			
Other (specify)				
Flood & Earthquake (DIC)	Mt.Hawley/Great American/Greenwich Insurance Co/Acordia		cancelled	
D&O	XL Specialty/Acordia	10,000,000	11/1/2009	11/1/2009
Excess	St. Paul/Acordia	5,000,000	cancelled	
Employment Practices Liabili	Hudson Insurance/Acordia	1,000,000	11/1/2004	11/1/2004
Cargo	St. Paul/Acordia	1,000,000	cancelled	
Foreign Liability	St. Paul/Acordia	2,000,000	cancelled	
Fiduciary	Chubb/Acordia	1,000,000	4/30/2005	4/30/2005
Crime/Employee Dishonesty	St. Paul/Acordia	200,000	6/1/2005	7/1/2004

Hauser, Inc.
May 31, 2004
(dollars in thousands)

	Current Month Actual	One Month Ended Year-to-date Actual
Sales	$30	$30
Cost of Sales	$30	$30
Gross margin	0	0
Sales and marketing	0	0
G & A expenses	88	211
Total Operating Cost	88	211
Contribution	**(88)**	**(211)**
Corporate Services	(20)	(40)
Operating income (loss)	**(68)**	**(171)**
New products expense	0	0
Interest expense	0	0
Profit (Loss) before Other Income	**(68)**	**(171)**
Gain/Loss on Sale of Equipment	8	8
Income from Discontinued Operations	0	150
Chapter 11 Reorganization Costs	(125)	(260)
Profit (loss) before tax	**(185)**	**(273)**
Income taxes	-	-
Net income (loss)	**($185)**	**($273)**

Miscellaneous Operating Expenses		
	Total Miscellaneous Operating Expenses	

Legal and Professional Fees		
	Total Legal and Professional Fees	

Other Non-Operating Expenses

	Total Other Non-Operating Expenses	

COPY

Office of the United States Trustee

In re: Hauser Technical Services, Inc. A Delaware Corporation Debtor Chapter 11 Case No: LA 03-18798-BB	**Debtor In Possession Operating Report** Report Number: 14 For the period FROM: May 1, 2004 TO: May 31, 2004

1. Profit and Loss Statement (Accrual Basis Only)

A. Related in Business Operations:

INCOME			
Gross Sales			
(Sales Returns and Discounts)			
Net Sales			
Beginning Inventory at Cost			
Add: Purchases			
Less: Ending Inventory at Cost			
Cost of Goods Sold			
Gross Profit			
Other Operating Revenues - Rentals			
Total Income			
EXPENSES			
Officer Compensation			
Salaries and Wages - Other Employees			
Employee Benefits and Pensions			
Total Employee wages, benefits, and pensions			
Payroll Taxes			
Real Estate Taxes			
Federal and State Income Taxes			
Total Taxes			
Rent and Lease Exp. (Real and Personal Property)			
Interest Expense (Mortgage, Loan, etc.)			
Insurance			
Automobile Expense			
Utilities (Gas, Electricity, Water, Telephone, etc.)			
Depreciation and Amortization			
Repairs and Maintenance			
Advertising			
Supplies, Office Expenses, Photocopies, etc.			
Bad Debts			
Miscellaneous Operating Expenses (See Attached)			
Total other operating costs & Expenses			
Total Operating Expenses			
Net Gain/Loss from Business Operations			

B. Not Related to Business Operations:

INCOME			
Interest Income			
Other Non-Operating Revenues (Specify)			
Gross Proceeds on Sale of Assets			
Less: Original Cost of Assets plus Expenses of Sale			
Net Gain/Loss on Sale of Assets			
Total Non-Operating Income			
EXPENSES			
Legal and Professional Fees (Specify)			
Other Non-Operating Expenses (Specify)			
Total Non-Operating Expenses			
Net Gain/Loss Not from Business Operations			
NET INCOME / LOSS FOR PERIOD			

See Attached Sheet

2. Aging of Accounts Pay' 'e and Accounts Receivable*

*exclude pre-petition accounts payable

	Accounts Payable	Accounts Receivable
Current - Under 30 Days	137,717	278,084
Overdue - 31 - 60 Days		84,307
Overdue - 61 - 90 Days		98,421
Overdue - 91 - 120 Days		-
Overdue - Over 121 Days		
TOTAL	137,717	460,812

3. Statement of Status of Payments to Secured Creditors and Lessors:

				Post-Petition Payments Not Made*	
Creditor/Lessor	Frequency of Payments per Contract/Lease (I.e. mo/qtr)	Amount of Each Payment	Next Payment Due	Number	Amount
US Filter	Semi-annual	110	11/4/2004	None	
US Filter	Quarterly	63	6/15/2004	None	
GE Capital	Monthly	589	6/12/2004	None	
Advanced Trailer Leasing	Monthly	134	6/14/2004	None	
Pure Water	Monthly	264	6/16/2004	None	
Quantum	Monthly	355	6/30/2004	None	
6800 Broadway Bsn Ctr	Monthly	26,672	6/1/2004	None	
Woodspear Properties	Monthly	17,116	6/1/2004	None	

* Explanation for Non-Payment: ______________________

4. Tax Liability:

Gross Payroll Expense for Period: **156,251**

Gross Sales Subject to Sales Tax for Period: N/A

Type of Tax	Date Paid	Amount Paid*	Post-Petition Taxes Still Owing
Federal Payroll and Withholding Taxes	by - 5/30/2004	39,916	-
State Payroll and Withholding Taxes	by - 5/30/2004	5,459	-
State Sales and Use Taxes	by - 7/20/2004	-	332
Real Property Taxes			

* Attach photocopies of depository receipts from taxing authorities or financial institutions to verify that such deposits or payments have been made.

5.Insurance Coverage:

Type of Insurance	Carrier/Agent Name	Amount Of Coverage	Policy Expiration Date	Premium Paid Through Date
Workers' Compensation				
Liability				
Fire and Extended Coverage				
Property				
Theft				
Life (list beneficiary)				
Vehicle				
Other (specify)				

Please see attachment for insurance coverage

6. Questions:

A. Has the Debtor in Possession provided co isation to any officers, directors, shareholders, or ot rincipals without the approval of the Office of the United States ı rustee?

	YES (Explain:)
X	NO

Has the Debtor in Possession, subsequent to the filing of the petition, made any payments on its pre-petition unsecured debt except as have been authorized by the Court?

	YES (Explain:)
X	NO

7. Statement of Unpaid Professional Fees (Post-Petition Amounts only).

Name of Professional	Type of Professional (Attorney, accountant, etc.)	Total Post-Petition Amount Unpaid
Unpaid Professional Fees are listed in		
Hauser, Inc.'s Operating Report		

8. Narrative Report of Significant Events and Events out of the Ordinary Course of Business*

*(Attach separate sheet if necessary) Please use this area for comments regarding the operation of the chapter 11 debtor

None

9. Quarterly Fees*

This Fee must be paid to the United States Trustee every calendar quarter

Quarterly Period Ending	Total Disbursements for Quarter	Quarterly Fee	Date Paid	Amount Paid	Check Number	Quarterly Fee Still Owing
6/30/2003	1,287,397	5,000	8/12/2003	5,000	11613	0
9/30/2003	1,444,749	5,000	11/6/2003	5,000	11986	0
12/31/2003	1,284,036	5,000	2/12/2004	5,000	12324	0
3/31/2004	1,066,177	5,000	5/6/2004	5,000	12603	0

I, (Name/Title:) Thomas W. Hanlon, Secretary / Treasurer ,declare under penalty of perjury that the information contained in the above Debtor in Possession Operating Report is true and complete to the best of my knowledge

Dated: June 12, 2004

Debtor in Possession or Trustee
Title - Secretary / Treasurer

Preview Preview

Liability Recap					
Taxes Debited	Federal Income Tax	9,290.28			
	Earned Income Credit Advances	.00			
	Social Security - EE	6,029.12			
	Social Security - ER	6,029.09			
	Social Security Adj - EE	.00			
	Medicare - EE	1,178.15			
	Medicare - ER	1,178.10			
	Medicare Adj - EE	.00			
	Federal Unemployment Tax	4.03			
	State Income Tax	2,946.00			
	State Unemployment Insurance - EE	.00			
	State Unemployment/Disability Ins - ER	39.04			
	State Unemployment Insurance Adj - EE	.00			
	State Disability Insurance - EE	.00			
	State Disability Insurance Adj - EE	.00			
	Workers' Benefit Fund Assessment - EE	.00			
	Workers' Benefit Fund Assessment - ER	.00			
	Local Income Tax	.00			
	School District Tax	.00			
	Total Taxes Debited Account Number 4945086361		24,689.87		Total Liability
Other Transfers	ADP Direct Deposit Account Number 4945086301		40,738.19		
	Total Amount Debited From Your Account			65,428.06	65,428.06
Bank Debits and Other Liability	Checks		9,528.93		74,956.99
	Adjustments/Prepay/Voids		7,740.71		82,697.70
Taxes - Your Responsibility	None This Payroll				
					82,697.70 Includes Adjustments that are your responsibility

ADP® Statistical Summary Recap

HAUSER TECH SERVICES

Company Code: MBA

Region Name: DESERT MOUNTAIN

Batch: 3651

Quarter Number: 2

Period Ending: 05/08/2004 Week 20

Pay Date: 05/13/2004 Page 1

Current Date: 05/10/2004

		Rate	You are responsible for Depositing these amounts: EE withheld	You are responsible for Depositing these amounts: ER contrib.	Amount debited from your account: EE withheld	Amount debited from your account: ER contrib.			
Net Pay	Checks					9,528.93			
	Direct Deposits					40,738.19			
	Subtotal Net Pay						50,287.12		
	Adjustments					7,740.71			
	Total Net Pay Liability (Net Cash)						58,007.83		
Taxes									
Federal	Agency								
	Federal Income Tax				9,290.28				
	Earned Income Credit Advances								
	Social Security				5,029.12	5,029.09			
	Medicare				1,176.15	1,176.16			
	Federal Unemployment Tax					4.03			
	Subtotal Federal				15,495.55	6,209.28	21,704.83		
State	CO State Income Tax				2,946.00				
	CO State Unemployment/Disability Tax-ER	2.0200				39.04			
	Subtotal CO				2,946.00	39.04	2,985.04		
	Total Taxes		.00	.00	18,441.55	6,248.32	24,689.87		
	Amount ADP Debited From Account	4945086361	Tran/ABA	121000248				24,689.87	Excludes Taxes That Are Your Responsibility
Other Transfers	ADP Direct Deposit				40,738.19				36 Employee Transactions
	Amount ADP Debited From Account	4945086361	Tran/ABA	121000248				40,738.19	
Total Amount ADP Debited From Your Accounts								65,428.06	

ADP Statistical Summary Detail

HAUSER TECH SERVICES
Company Code: MBA
Region Name: DESERT MOUNTAIN

Batch : 3651
Quarter Number: 2

Period Ending : 05/08/2004 Week 20
Pay Date : 05/13/2004 Page 2
Current Date : 05/10/2004

Liability Recap	Taxes Debited	Federal Income Tax	7,880.24			
		Earned Income Credit Advances	.00			
		Social Security - EE	4,307.81			
		Social Security - ER	4,307.80			
		Social Security Adj - EE	.00			
		Medicare - EE	1,007.47			
		Medicare - ER	1,007.47			
		Medicare Adj - EE	.00			
		Federal Unemployment Tax	.00			
		State Income Tax	2,448.00			
		State Unemployment Insurance - EE	.00			
		State Unemployment/Disability Ins - ER	28.45			
		State Unemployment Insurance Adj - EE	.00			
		State Disability Insurance - EE	.00			
		State Disability Insurance Adj - EE	.00			
		Workers' Benefit Fund Assessment - EE	.00			
		Workers' Benefit Fund Assessment - ER	.00			
		Local Income Tax	.00			
		School District Tax	.00			
		Total Taxes Debited Account Number 4945086361		20,685.24		
	Other Transfers	ADP Direct Deposit Account Number 4945086361		40,035.32		Total Liability
		Total Amount Debited From Your Account			60,720.56	60,720.56
	Bank Debits and Other Liability	Checks		9,455.64		70,176.20
		Adjustments/Prepay/Voids		.00		70,176.20
	Taxes - Your Responsibility	None This Payroll				
						70,176.20

ADP Statistical Summary Recap

HAUSER TECH SERVICES
Company Code: MBA
Region Name: DESERT MOUNTAIN

Batch : 6157
Quarter Number: 2

Period Ending : 05/22/2004 Week 22
Pay Date : 05/27/2004 Page 1
Current Date : 05/24/2004

Preview Preview

Section	Item	Rate	You are responsible for Depositing these amounts: EE withheld	ER contrib.	Amount debited from your account: EE withheld	ER contrib.			
Net Pay	Checks					9,455.64			
	Direct Deposits					40,035.32			
	Subtotal Net Pay						49,490.96		
	Adjustments					.00			
	Total Net Pay Liability (Net Cash)						49,490.96		
Taxes									
Federal	Agency	Rate	EE withheld	ER contrib.	EE withheld	ER contrib.			
	Federal Income Tax				7,580.24				
	Earned Income Credit Advances								
	Social Security				4,307.81	4,307.80			
	Medicare				1,007.47	1,007.47			
	Federal Unemployment Tax								
	Subtotal Federal				12,895.52	5,315.27	18,210.79		
State	CO State Income Tax				2,446.00				
	CO State Unemployment/Disability Ins-ER	2.0200				28.45			
	Subtotal CO				2,446.00	28.45	2,474.45		
	Total Taxes		.00	.00	15,341.52	5,343.72	20,685.24		
	Amount ADP Debited From Account	4945086361	Tran/ABA	121000240				20,685.24	Excludes Taxes That Are Your Responsibility
Other Transfers	ADP Direct Deposit				40,035.32				38 Employee Transactions
	Amount ADP Debited From Account	4945086361	Tran/ABA	121000248				40,035.32	
Total Amount ADP Debited From Your Accounts								60,720.56	

ADP Statistical Summary Detail

HAUSER TECH SERVICES
Company Code: MBA
Region Name: DESERT MOUNTAIN

Batch: 5157
Quarter Number: 2

Period Ending: 05/22/2004 Week 22
Pay Date: 05/27/2004 Page 2
Current Date: 05/24/2004

Type of Insurance	Carrier/Agent Name	Amount Of Coverage	Policy Expiration Date	Premium Paid Through Date
Workers' Compensation	Wausau Insurance/Acordia	$1MM/$1MM/$1MM	4/1/2005	4/1/2005
California	Incl			
Colorado	Incl			
Liability				
HTS	Evanston Insurance/Acordia	$1MM	2/15/2005	6/15/2004
Hauser Longmont	Nautilus/Acordia	$1MM	cancelled	
Hauser El Segundo	Essex Insurance	$1MM	cancelled	
Property	St. Paul/Acordia	See Below	6/1/2005	7/1/2004
Real Property	St. Paul/Acordia	1,618,532	"	"
Personal Property	St. Paul/Acordia	6,508,698	"	"
Machinery	St. Paul/Acordia	9,654,327	"	"
Business Income	St. Paul/Acordia	1,100,000	"	"
Property of Others	St. Paul/Acordia	985,177	"	"
Theft-Money	St. Paul/Acordia	10,000	"	"
Life (list beneficiary)				
Vehicle	St. Paul/Acordia	1,000,000	6/1/2005	7/1/2004
California	No Autos			
Other	1 vehicle in CO			
Other (specify)				
Flood & Earthquake (DIC)	Mt.Hawley/Great American/Greenwich Insurance Co/Acordia		cancelled	
D&O	XL Specialty/Acordia	10,000,000	11/1/2009	11/1/2009
Excess	St. Paul/Acordia	5,000,000	cancelled	
Employment Practices Liability	Hudson Insurance/Acordia	1,000,000	11/1/2004	11/1/2004
Cargo	St. Paul/Acordia	1,000,000	cancelled	
Foreign Liability	St. Paul/Acordia	2,000,000	cancelled	
Fiduciary	Chubb/Acordia	1,000,000	4/30/2005	4/30/2005
Crime/Employee Dishonesty	St. Paul/Acordia	200,000	6/1/2005	7/1/2004

Hauser Technical Services
Hauser Contract Research Organization
Summary Income Statement
May 31, 2004
(dollars in thousands)

	Month Actual	Year-to-date Actual
Sales	$218	$428
Cost of sales	381	642
Gross margin	(163)	(214)
Sales and marketing	6	16
G & A expenses	19	41
Total	25	57
Contribution	(188)	(271)
Corporate Services	20	40
Operating income (loss)	**(208)**	**(311)**
Interest expense	0	0
Reorganization Costs	**0**	**(5)**
Profit (loss) before tax	**($208)**	**($316)**

Miscellaneous Operating Expenses		
Total Miscellaneous Operating Expenses		

Legal and Professional Fees		
	None	
Total Legal and Professional Fees		

Other Non-Operating Expenses

	None	
Total Other Non-Operating Expenses		

COPY

Office of the United States Trustee

In re: Zetapharm Inc. A New York Corporation Debtor Chapter 11 Case No: LA 03-18802-BB	**Debtor In Possession Operating Report** Report Number: 14 For the period FROM: May 1, 2004 TO: May 31, 2004

2004 JUN 15 P 3:12

1. Profit and Loss Statement (Accrual Basis Only)

A. Related in Business Operations:				
INCOME				
Gross Sales				
(Sales Returns and Discounts)				
Net Sales				
Beginning Inventory at Cost				
Add: Purchases				
Less: Ending Inventory at Cost				
Cost of Goods Sold				
Gross Profit				
Other Operating Revenues - Rentals				
Total Income				
EXPENSES				
Officer Compensation				
Salaries and Wages - Other Employees				
Employee Benefits and Pensions				
Total Employee wages, benefits, and pensions				
Payroll Taxes				
Real Estate Taxes				
Federal and State Income Taxes				
Total Taxes				
Rent and Lease Exp. (Real and Personal Property)				
Interest Expense (Mortgage, Loan, etc.)				
Insurance				
Automobile Expense				
Utilities (Gas. Electricity, Water, Telephone, etc.)				
Depreciation and Amortization				
Repairs and Maintenance				
Advertising				
Supplies, Office Expenses, Photocopies, etc.				
Bad Debts				
Miscellaneous Operating Expenses (See Attached)				
Total other operating costs & Expenses				
Total Operating Expenses				
Net Gain/Loss from Business Operations				
B. Not Related to Business Operations:				
INCOME				
Interest Income				
Other Non-Operating Revenues (Specify)				
Gross Proceeds on Sale of Assets				
Less: Original Cost of Assets plus Expenses of Sale				
Dated: June 12, 2004				
Total Non-Operating Income				
EXPENSES				
Legal and Professional Fees (Specify)				
Other Non-Operating Expenses (Specify)				
Total Non-Operating Expenses				
Net Gain/Loss Not from Business Operations				
NET INCOME / LOSS FOR PERIOD				

No activity for this period

2. Aging of Accounts Payable and Accounts Receivable*

*exclude pre-petition accounts payable

	Accounts Payable	Accounts Receivable
Current - Under 30 Days	None	-
Overdue - 31 - 60 Days		-
Overdue - 61 - 90 Days		-
Overdue - 91 - 120 Days		-
Overdue - Over 121 Days		19,525
TOTAL	-	19,525

3. Statement of Status of Payments to Secured Creditors and Lessors:

				Post-Petition Payments Not Made*	
Creditor/Lessor	*Frequency of* Payments per Contract/Lease (I.e. mo/qtr)	Amount of Each Payment	Next Payment Due	Number	Amount
None					

* Explanation for Non-Payment: ____________________

4. Tax Liability:

Gross Payroll Expense for Period: None

Gross Sales Subject to Sales Tax for Period: None

Type of Tax	Date Paid	Amount Paid*	Post-Petition Taxes Still Owing
Federal Payroll and Withholding Taxes	None		
State Payroll and Withholding Taxes	None		
State Sales and Use Taxes	None		
Real Property Taxes	None		

* Attach photocopies of depository receipts from taxing authorities or financial institutions to verify that such deposits or payments have been made.

5.Insurance Coverage:

Type of Insurance	Carrier/Agent Name	Amount Of Coverage	Policy Expiration Date	Premium Paid Through Date
Workers' Compensation				
Liability				
Fire and Extended Coverage				
Property				
Theft				
Life (list beneficiary)				
Vehicle				
Other (specify)				

Dated: June 12, 2004

6. Questions:

A. Has the Debtor in Possession provided compensation to any officers, directors, shareholders, or other principals without the approval of the Office of the United States Trustee?

	YES (Explain:)
X	NO

Has the Debtor in Possession, subsequent to the filing of the petition, made any payments on its pre-petition unsecured debt except as have been authorized by the Court?

	YES (Explain:)
X	NO

7. Statement of Unpaid Professional Fees (Post-Petition Amounts only).

Name of Professional	Type of Professional (Attorney, accountant, etc.)	Total Post-Petition Amount Unpaid
Unpaid Professional Fees are listed in		
Hauser, Inc.'s Operating Report.		

8. Narrative Report of Significant Events and Events out of the Ordinary Course of Business*

*(Attach separate sheet if necessary) Please use this area for comments regarding the operation of the chapter 11 debtor

None

9. Quarterly Fees*

*This Fee must be paid to the United States Trustee every calendar quarter

Quarterly Period Ending	Total Disbursements for Quarter	Quarterly Fee	Date Paid	Amount Paid	Check Number	Quarterly Fee Still Owing
6/30/2003	None	$ 250	8/1/2003	$ 250	3903	$ -
9/30/2003	None	$ 250	11/6/2003	$ 250	4630	$ -
12/31/2003	None	$ 250	2/26/2004	$ 250	5166	$ -
3/31/2004	None	$ 250	5/4/2004	$ 250	5323	$ -

I, (Name/Title:) Thomas W. Hanlon, Secretary / Treasurer ,declare under penalty of perjury that the information contained in the above Debtor in Possession Operating Report is true and complete to the best of my knowledge

Dated: June 12, 2004

Debtor In Possession or Trustee
Secretary/Treasurer

Type of Insurance	Carrier/Agent Name	Amount Of Coverage	Policy Expiration Date	Premium Paid Through Date
Workers' Compensation	Wausau Insurance/Acordia	$1MM/$1MM/$1MM	4/1/2005	4/1/2005
California	*Incl*			
Colorado	Incl			
Liability				
HTS	Evanston Insurance/Acordia	$1MM	2/15/2005	6/15/2004
Hauser Longmont	Nautilus/Acordia	$1MM	cancelled	
Hauser El Segundo	Essex Insurance	$1MM	cancelled	
Property	St. Paul/Acordia	See Below	6/1/2005	7/1/2004
Real Property	St. Paul/Acordia	1,618,532	"	"
Personal Property	St. Paul/Acordia	6,508,698	"	"
Machinery	St. Paul/Acordia	9,654,327	"	"
Business Income	St. Paul/Acordia	1,100,000	"	"
Property of Others	St. Paul/Acordia	985,177	"	"
Theft-Money	St. Paul/Acordia	10,000	"	"
Life (list beneficiary)				
Vehicle	St. Paul/Acordia	1,000,000	6/1/2005	7/1/2004
California	No Autos			
Other	1 vehicle in CO			
Other (specify)				
Flood & Earthquake (DIC)	Mt.Hawley/Great American/Greenwich Insurance Co/Acordia		cancelled	
D&O	XL Specialty/Acordia	10,000,000	11/1/2009	11/1/2009
Excess	St. Paul/Acordia	5,000,000	cancelled	
Employment Practices Liabilit	Hudson Insurance/Acordia	1,000,000	11/1/2004	11/1/2004
Cargo	St. Paul/Acordia	1,000,000	cancelled	
Foreign Liability	St. Paul/Acordia	2,000,000	cancelled	
Fiduciary	Chubb/Acordia	1,000,000	4/30/2005	4/30/2005
Crime/Employee Dishonesty	St. Paul/Acordia	200,000	6/1/2005	7/1/2004

Dated: June 12, 2004

Miscellaneous Operating Expenses		
Total Miscellaneous Operating Expenses		

Legal and Professional Fees		
Total Legal and Professional Fees		

Other Non-Operating Expenses

Total Other Non-Operating Expenses		